Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2017

Unaudited Consolidated Financial Results

Beijing, China, August 22, 2017 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Highlights

•                      Total revenues increased by 14.8% year over year to RMB1,201.6 million (US$177.2 million), mostly driven by the Company’s growth in mobile revenues, which achieved a record high during the second quarter of 2017.

•                      Operating profit increased to RMB66.2 million (US$9.8 million) from an operating loss of RMB63.0 million in the same period last year.  Non-GAAP operating profit increased by 254.3% year over year to RMB90.4 million (US$13.3 million).  In particular, operating profit for the Company’s utility products and related services business increased by 50.6% year over year to RMB212.8 million (US$31.4 million) in the second quarter of 2017, primarily driven by the Company’s effort in optimizing its utility products’ cost and expense structure.

•                      Net income attributable to Cheetah Mobile shareholders increased to RMB70.2 million (US$10.4 million) from a net loss attributable to Cheetah Mobile shareholders of RMB150.5 million in the same period last year.  Non-GAAP net income attributable to Cheetah Mobile shareholders increased to RMB94.4 million (US$13.9 million) from a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB61.9 million in the same period last year.

•                      The Company generated RMB194.7 million (US$28.7 million) of net cash from operating activities and RMB185.1 million (US$27.3 million) of free cash flow1 in the second quarter of 2017.

Second Quarter 2017 Key Operating Metrics

•                      The number of global mobile monthly active users (“Mobile MAUs”) was 581.3 million in June 2017. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 77.3% of the total number of Mobile MAUs in June 2017.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “Our second quarter results remain stable and were in line with management expectations. We have been making adjustments to our utility products and realigning our cost structure.  As a result, we continued to generate robust operating profit and cash flow from our utility product business during the second quarter of 2017. Also during the quarter, our mobile game business grew considerably on both top and bottom lines as we continued to expand our game portfolio with new mobile game introductions in early 2017. In addition, we further increased Live.me’s user engagement and user stickiness through continued product improvement and content enrichment. We are confident that we remain on track to build a sustainable growth model for the long term.”

1  Free cash flow is defined as net cash generated by operating activities less capital expenditure

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “We made a concerted effort in controlling our utility products’ cost and expenses in the second quarter of 2017. As a result, our operating profit and net cash generated from operating activities for the quarter grew significantly both year over year and quarter over quarter. For the second half of 2017, we have a clear strategy to maintain our utility products’ profitability and at the same time grow our Live.me and mobile game businesses.

Because our various business lines are in different phases of growth, in the first quarter of 2017, we reported our revenues according to business lines to help investors better understand our businesses. As we increasingly evaluate our utility products and related services separately from the rest of our business lines to assess their performance and allocate resources, in the second quarter of 2017, we will report our utility products and related services as one operating segment and consolidate our remaining businesses, including our content-driven products and mobile game businesses into one segment called the mobile entertainment business.”

Second Quarter 2017 Consolidated Financial Results

REVENUES

Total revenues increased by 14.8% year over year and 0.9% quarter over quarter to RMB1,201.6 million (US$177.2 million) in the second quarter of 2017.

•                      Revenues from utility products and related services, which includes mobile utility applications, internet browsers and PC security software, decreased by 13.3% year over year while remaining relatively stable quarter over quarter at RMB820.3 million (US$121.0 million) in the second quarter of 2017.  The year-over-year decrease was primarily due to a decrease in PC revenues as internet traffic in China continuously migrates from PC to mobile devices. Revenues from the Company’s mobile utility products remained stable year over year.

•                      Revenues from the mobile entertainment business, which includes Live.me, News Republic, and mobile games, increased by 270.5% year over year and 2.1% quarter over quarter to RMB371.0 million (US$54.7 million). The year-over-year increase was primarily driven by a rapid growth in Live.me’s broadcasting revenue and the Company’s enriched mobile game portfolio as a result of its continuous new mobile game introductions earlier this year. The quarter-over-quarter increase was primarily driven by the growth in the mobile game business.

By platform, revenues generated from the mobile business increased by 34.5% year over year and 3.0% quarter over quarter to RMB1,038.8 million (US$153.2 million) in the second quarter of 2017, primarily driven by the rapid growth of the Company’s Live.me business in overseas markets and the increase in its mobile game revenues.

By region, revenues generated from overseas markets increased by 50.3% year over year and remained relatively flat quarter over quarter at RMB842.9 million (US$124.3 million) in the second quarter of 2017.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 30.0% year over year and remained flat quarter over quarter at RMB461.1 million (US$68.0 million) in the second quarter of 2017.  The year-over-year increase was primarily driven by the increased investment in the Company’s content-driven products including Live.me and News Republic.

Non-GAAP cost of revenues increased by 29.8% year over year while remaining relatively flat quarter over quarter at RMB460.2 million (US$67.9 million) in the second quarter of 2017.

Gross profit increased by 7.0% year over year and 1.1% quarter over quarter to RMB740.5 million (US$109.2 million) in the second quarter of 2017.  Non-GAAP gross profit increased by 7.1% year over year and 1.0% quarter over quarter to RMB741.3 million (US$109.4 million) in the second quarter of 2017.

OPERATING INCOME AND EXPENSES

Total operating expenses decreased by 10.7% year over year and 4.6% quarter over quarter to RMB674.2 million (US$99.5 million) in the second quarter of 2017.  Total non-GAAP operating expenses decreased by 2.3% year over year and 4.7% quarter over quarter to RMB650.9 million (US$96.0 million) in the second quarter of 2017.

•                      Research and development (R&D) expenses decreased by 26.6% year over year and 12.7% quarter over quarter to RMB167.0 million (US$24.6 million) in the second quarter of 2017, primarily due to lower R&D personnel costs of the Company’s utility products, partially offset by increased R&D personnel costs of its artificial intelligence technologies and content-driven products. Non-GAAP R&D expenses, which exclude share-based compensation expenses, decreased by 8.4% year over year and 10.2% quarter over quarter to RMB163.2 million (US$24.1 million) in the second quarter of 2017.

•                      Selling and marketing expenses remained relatively flat year over year and quarter over quarter at RMB413.1 million (US$60.9 million) in the second quarter of 2017. The Company shifted some of its selling and marketing budget from its utility products to its content-driven products.  Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, remained relatively flat year over year while decreasing by 1.5% quarter over quarter to RMB408.2 million (US$60.2 million) in the second quarter of 2017.

•                      General and administrative expenses decreased by 37.8% year over year and 3.5% quarter over quarter to RMB100.0 million (US$14.8 million) in the second quarter of 2017. The year-over-year decrease was primarily due to high professional service fees recorded in the second quarter of 2016 in connection with certain acquisition activities. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, decreased by 30.5% year over year and 4.6% quarter over quarter to RMB85.4 million (US$12.6 million) in the second quarter of 2017.

Operating profit increased to RMB66.2 million (US$9.8 million) in the second quarter of 2017 from an operating loss of RMB63.0 million in the same period last year and an operating profit of RMB26.3 million in the previous quarter.

Non-GAAP operating profit increased by 254.3% year over year and 78.4% quarter over quarter to RMB90.4 million (US$13.3 million) in the second quarter of 2017.

Starting from the second quarter of 2017, the Company will report its operating profit along the following segments:

•                      Operating profit for utility products and related services increased by 50.6% year over year and 18.8% quarter over quarter to RMB212.8 million (US$31.4 million) in the second quarter of 2017, mainly due to the Company’s effort in optimizing its utility products’ cost and expense structure.

•                      Operating loss for the mobile entertainment business was RMB122.1 million (US$18.0 million) in the second quarter of 2017, mainly due to the Company’s increased investments in its content-driven products. The Company had operating losses of RMB106.2 million in the same period last year and RMB128.5 million in the previous quarter.

Share-based compensation expenses decreased by 72.7% year over year while remaining relatively flat quarter over quarter at RMB24.2 million (US$3.6 million) in the second quarter of 2017.

OTHER INCOME, NET

Other income, net was RMB23.7 million (US$3.5 million) in the second quarter of 2017, primarily due to gains from disposals of certain investment assets in the second quarter of 2017.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB70.2 million (US$10.4 million) in the second quarter of 2017 as compared to a net loss attributable to Cheetah Mobile shareholders of RMB150.5 million in the same period last year and a net income attributable to Cheetah Mobile shareholders of RMB91.2 million in the previous quarter.

Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB94.4 million (US$13.9 million) as compared to a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB61.9 million in the same period last year and a non-GAAP net income attributable to Cheetah Mobile shareholders of RMB115.6 million in the previous quarter.

NET INCOME PER ADS

Diluted income per ADS in the second quarter of 2017 was RMB0.47 (US$0.07) as compared to diluted loss per ADS of RMB1.08 in the prior year period and diluted income per ADS of RMB0.64 in the previous quarter.

Non-GAAP diluted income per ADS in the second quarter of 2017 was RMB0.64 (US$0.09) as compared to non-GAAP diluted loss per ADS of RMB0.44 in the prior year period and non-GAAP diluted income per ADS of RMB0.81 in the previous quarter.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) increased by 87.1% year over year and 45.0% quarter over quarter to RMB126.6 million (US$18.7 million) in the second quarter of 2017.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of June 30, 2017, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2,383.3 million (US$351.5 million).

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In the second quarter of 2017, the Company generated RMB194.7 million (US$28.7 million) of net cash from operating activities and RMB185.1 million (US$27.3 million) of free cash flow.

SHARES ISSUED AND OUTSTANDING

As of June 30, 2017, the Company had a total of 1,436,330,950 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Business Outlook

For the third quarter of 2017, the Company expects its total revenues to be between RMB1,150 million (US$170 million) and RMB1,210 million (US$178 million), representing a year-over-year increase of 2% to 7%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

Recent Developments

Departure of the Company’s Senior Vince President

Cheetah Mobile today announced that Mr. Yong Chen has resigned as Senior Vice President of the Company for personal reasons, effective June 30, 2017.

Live.me Business’s New Financing

On April 28, 2017, Live.me Inc., which operates Live.me, a live video streaming application, raised new funds from a group of investors. The new funding is presented as redeemable non-controlling interests on the Company’s balance sheet as of June 30, 2017.

Conference Call Information

The Company will hold a conference call on Tuesday, August 22, 2017 at 7:00 a.m. Eastern Time or 7:00 p.m. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:  +1-412-902-4272

United States Toll Free:  +1-888-346-8982

China Toll Free:  4001-201203

Hong Kong Toll Free:  800-905945

Conference ID:  Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers.  Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.7793 to US$1.00, the exchange rate in effect as of June 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.  Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company.  It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform. Cheetah Mobile’s products, including its popular utility applications Clean Master, Security Master and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer.  Leveraging the success of its utility applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China.  Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission.  Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•                      Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•                      Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•                      Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•                      Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•                      Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•                      Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable noncontrolling interests, divided by weighted average number of diluted ADSs.

•                      Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

•                      Free cash flow is net cash generated by operating activities less capital expenditure.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective.  The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance.  It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast.  The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business.  However, the use of non-GAAP financial measures has material limitations as an analytical tool.  One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period.  In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.  In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc.  Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	31-Dec-16	30-Jun-17	30-Jun-17
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,411,000	1,848,638	272,689
Restricted cash	167,751	94,146	13,887
Short-term investments	361,499	440,472	64,973
Accounts receivable	600,885	576,355	85,017
Prepayments and other current assets	571,306	501,812	74,021
Due from related parities	44,278	92,838	13,694
Deferred tax assets	15,527	—	—
Total current assets	3,172,246	3,554,261	524,281

Non-current assets:
Property and equipment, net	117,439	100,044	14,757
Intangible assets, net	227,251	174,464	25,735
Goodwill	943,922	925,049	136,452
Investment in equity investees	100,063	95,271	14,053
Other long term investments	877,094	839,934	123,897
Due from related parities	—	3,078	454
Deferred tax assets	74,809	97,423	14,371
Other non-current assets	28,310	28,933	4,268
Total non-current assets	2,368,888	2,264,196	333,987

Total assets	5,541,134	5,818,457	858,268

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	379,544	381,565	56,284
Accounts payable	194,882	163,638	24,138
Accrued expenses and other current liabilities	1,359,758	1,203,332	177,501
Deferred revenue	48,661	43,635	6,437
Due to related parties	71,167	74,640	11,010
Income tax payable	12,209	12,929	1,907
Total current liabilities	2,066,221	1,879,739	277,277

Non-current liabilities:
Bank loans	118,797	96,465	14,229
Deferred revenue	6,001	5,448	804
Deferred tax liabilities	112,438	109,127	16,097
Other non-current liabilities	36,499	30,883	4,555
Total non-current liabilities	273,735	241,923	35,685

Total liabilities	2,339,956	2,121,662	312,962

Mezzanine equity
Redeemable noncontrolling interests	—	309,073	45,591

Shareholders’ equity:
Ordinary shares	230	232	34
Treasury stock	(178,991)	(178,991)	(26,403)
Additional paid-in capital	2,725,675	2,785,161	410,832
Retained earnings	237,293	402,620	59,390
Accumulated other comprehensive income	228,145	181,659	26,797
Total Cheetah Mobile shareholders’ equity	3,012,352	3,190,681	470,650
Noncontrolling interests	188,826	197,041	29,065

Total equity	3,201,178	3,387,722	499,715

Total liabilities, mezzanine equity and equity	5,541,134	5,818,457	858,268

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	30-Jun-16	31-Mar-17	30-Jun-17	30-Jun-17
	RMB	RMB	RMB	USD
Revenues	1,046,664	1,190,703	1,201,561	177,239
Utility products and related services	946,198	827,225	820,342	121,007
Mobile entertainment	100,137	363,468	371,034	54,730
Others	329	10	10,185	1,502

Cost of revenues (a)	(354,710)	(457,953)	(461,089)	(68,014)
Gross profit	691,954	732,750	740,472	109,225

Operating income and expenses:
Research and development (a)	(227,496)	(191,367)	(166,983)	(24,631)
Selling and marketing (a)	(407,206)	(414,264)	(413,116)	(60,938)
General and administrative (a)	(160,735)	(103,588)	(99,996)	(14,750)
Impairment of goodwill and intangible assets	—	—	(172)	(25)
Other operating income	40,446	2,784	6,022	888
Total operating income and expenses	(754,991)	(706,435)	(674,245)	(99,456)

Operating (loss) profit	(63,037)	26,315	66,227	9,769
Other income (expense):
Interest income, net	2,715	1,616	3,380	499
Changes in fair value of redemption right and put options granted	(308)	(233)	82	12
Settlement and changes in fair value of contingent consideration	(664)	(790)	(8,224)	(1,213)
Foreign exchange gain (loss), net	486	1,213	(6,627)	(978)
Impairment of investments	(95,206)	—	—	—
Losses from equity method investments, net	(6,070)	(367)	(477)	(70)
Other income, net	17,620	67,708	23,659	3,490

(Loss) Income before taxes	(144,464)	95,462	78,020	11,509
Income tax expenses	(1,964)	(4,912)	(4,664)	(688)
Net (loss) income	(146,428)	90,550	73,356	10,821
Less: net income (loss) attributable to noncontrolling interests	4,022	(679)	3,157	466
Net (loss) income attributable to Cheetah Mobile shareholders	(150,450)	91,229	70,199	10,355

(Losses) Earnings per share
Basic	(0.11)	0.07	0.05	0.01
Diluted	(0.11)	0.06	0.05	0.01

(Losses) Earnings per ADS
Basic	(1.08)	0.66	0.48	0.07
Diluted	(1.08)	0.64	0.47	0.07

Weighted average number of shares outstanding
Basic	1,391,355,172	1,387,446,596	1,392,558,263	1,392,558,263
Diluted	1,391,355,172	1,422,443,105	1,430,957,071	1,430,957,071
Weighted average number of ADSs used in computation
Basic	139,135,517	138,744,660	139,255,826	139,255,826
Diluted	139,135,517	142,244,310	143,095,707	143,095,707

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	54,165	(8,517)	(38,948)	(5,745)
Unrealized loss on available-for-sale securities, net	(389)	—	—	—
Other comprehensive income (loss)	53,776	(8,517)	(38,948)	(5,745)
Total comprehensive (loss) income	(92,652)	82,033	34,408	5,076
Less: Total comprehensive income attributable to noncontrolling interests	7,117	119	1,380	204
Total comprehensive (loss) income attributable to Cheetah Mobile shareholders	(99,769)	81,914	33,028	4,872

(a) Share-based compensation expenses
Cost of revenues	140	934	872	129
Research and development	49,410	9,571	3,802	561
Selling and marketing	1,300	(188)	4,956	731
General and administrative	37,707	14,051	14,552	2,147
Total	88,557	24,368	24,182	3,568

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended June 30, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,201,561				1,201,561		177,239
Cost of revenues	(461,089)	38.4%	872	0.1%	(460,217)	38.3%	(67,886)
Gross profit	740,472	61.6%	872	0.1%	741,344	61.7%	109,353

Research and development	(166,983)	13.9%	3,802	0.3%	(163,181)	13.6%	(24,070)
Selling and marketing	(413,116)	34.4%	4,956	0.4%	(408,160)	34.0%	(60,207)
General and administrative	(99,996)	8.3%	14,552	1.2%	(85,444)	7.1%	(12,604)
Impairment of goodwill and intangible assets	(172)	0.0%	—	0.0%	(172)	0.0%	(25)
Other operating income	6,022	0.5%	—	0.0%	6,022	0.5%	888
Total operating income and expenses	(674,245)	56.1%	23,310	1.9%	(650,935)	54.2%	(96,018)

Operating profit	66,227	5.5%	24,182	2.0%	90,409	7.5%	13,336
Net income attributable to Cheetah Mobile shareholders	70,199	5.8%	24,182	2.0%	94,381	7.9%	13,922

Diluted earnings per ordinary share (RMB)	0.05		0.01		0.06
Diluted earnings per ADS (RMB)	0.47		0.17		0.64
Diluted earnings per ADS (USD)	0.07		0.02		0.09

	For The Three Months Ended March 31, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,190,703				1,190,703
Cost of revenues	(457,953)	38.5%	934	0.1%	(457,019)	38.4%
Gross profit	732,750	61.5%	934	0.1%	733,684	61.6%

Research and development	(191,367)	16.1%	9,571	0.8%	(181,796)	15.3%
Selling and marketing	(414,264)	34.8%	(188)	0.0%	(414,452)	34.8%
General and administrative	(103,588)	8.7%	14,051	1.2%	(89,537)	7.5%
Other operating income	2,784	0.2%	—	0.0%	2,784	0.2%
Total operating income and expenses	(706,435)	59.3%	23,434	2.0%	(683,001)	57.4%

Operating profit	26,315	2.2%	24,368	2.0%	50,683	4.3%
Net income attributable to Cheetah Mobile shareholders	91,229	7.7%	24,368	2.0%	115,597	9.7%

Diluted earnings per ordinary share (RMB)	0.06		0.02		0.08
Diluted earnings per ADS (RMB)	0.64		0.17		0.81

	For The Three Months Ended June 30, 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,046,664				1,046,664
Cost of revenues	(354,710)	33.9%	140	0.0%	(354,570)	33.9%
Gross profit	691,954	66.1%	140	0.0%	692,094	66.1%

Research and development	(227,496)	21.7%	49,410	4.7%	(178,086)	17.0%
Selling and marketing	(407,206)	38.9%	1,300	0.1%	(405,906)	38.8%
General and administrative	(160,735)	15.4%	37,707	3.6%	(123,028)	11.8%
Other operating income	40,446	3.9%	—	0.0%	40,446	3.9%
Total operating income and expenses	(754,991)	72.1%	88,417	8.4%	(666,574)	63.7%

Operating (loss) profit	(63,037)	6.0%	88,557	8.5%	25,520	2.4%
Net loss attributable to Cheetah Mobile Shareholders	(150,450)	14.4%	88,557	8.5%	(61,893)	5.9%

Diluted (losses) earnings per ordinary share (RMB)	(0.11)		0.07		(0.04)
Diluted (losses) earnings per ADS (RMB)	(1.08)		0.64		(0.44)

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in‘000, except for percentage)

	For The Three Months Ended June 30, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	820,342	371,034	10,185	—	1,201,561	177,239
Operating profit (loss)	212,749	(121,969)	(371)	(24,182)	66,227	9,769
Operating margin	25.9%	(32.9)%	(3.6)%		5.5%	5.5%

	For The Three Months Ended March 31, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	827,225	363,468	10	—	1,190,703
Operating profit (loss)	179,158	(128,478)	3	(24,368)	26,315
Operating margin	21.7%	(35.3)%	30.0%		2.2%

	For The Three Months Ended June 30, 2016
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	946,198	100,137	329	—	1,046,664
Operating profit (loss)	141,368	(106,228)	(9,620)	(88,557)	(63,037)
Operating margin	14.9%	(106.1)%	(2924.0)%		(6.0)%

* Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Three Months Ended
	30-Jun-16	31-Mar-17	30-Jun-17	30-Jun-17
	RMB	RMB	RMB	USD
PC	274,329	182,337	162,771	24,010
Mobile	772,335	1,008,366	1,038,790	153,229
Total	1,046,664	1,190,703	1,201,561	177,239

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Three Months Ended
	30-Jun-16	31-Mar-17	30-Jun-17	30-Jun-17
	RMB	RMB	RMB	USD
Domestic	485,972	342,383	358,655	52,904
Overseas	560,692	848,320	842,906	124,335
Total	1,046,664	1,190,703	1,201,561	177,239

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Three Months Ended
	30-Jun-16	31-Mar-17	30-Jun-17	30-Jun-17
	RMB	RMB	RMB	USD
Net (loss) income attributable to Cheetah Mobile shareholders	(150,450)	91,229	70,199	10,355
Add:
Income tax expenses	1,964	4,912	4,664	688
Interest income, net	(2,715)	(1,616)	(3,380)	(499)
Depreciation and amortization	42,126	36,595	36,166	5,335
Net income (loss) attributable to noncontrolling interests	4,022	(679)	3,157	466
Other non-operating expense (income), net	84,142	(67,531)	(8,413)	(1,241)
Share-based compensation	88,557	24,368	24,182	3,568
Adjusted EBITDA	67,646	87,278	126,575	18,672